UNITED STATES OF AMERICA
Before the

SECURITIES AND EXCHANGE COMMISSION

____________________________________________

In the Matter of

NATIONAL FUEL GAS COMPANY	ELEVENTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION	CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION	PURSUANT TO
HORIZON ENERGY DEVELOPMENT, INC.	RULE 24
AND ITS SUBSIDIARIES

HIGHLAND FOREST RESOURCES, INC.

LEIDY HUB, INC.

DATA-TRACK ACCOUNT SERVICES, INC.

SENECA RESOURCES CORPORATION

AND ITS SUBSIDIARIES

HORIZON LFG, INC.

NATIONAL FUEL RESOURCES, INC.

HORIZON POWER, INC.

File No. 70-10074

(Public Utility Holding Company Act of 1935)

____________________________________________

THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”) and its subsidiaries, National Fuel Gas Distribution Corporation (“Distribution Corporation”), National Fuel Gas Supply Corporation (“Supply Corporation”), Horizon Energy Development, Inc. (“Horizon Energy”) and its subsidiaries, Highland Forest Resources, Inc. (“Highland”), Leidy Hub, Inc. (“Leidy”), Data-Track Account Services, Inc. (“Data-Track”), Seneca Resources Corporation (“Seneca”) and its subsidiaries, Horizon LFG, Inc. (“Horizon LFG”), National Fuel Resources, Inc. (“NFR”) and Horizon Power, Inc. (“Power”) (collectively, the “Subsidiaries”), in their Application-Declaration on Form U-1, as amended (“Application-Declaration”), in SEC File No. 70-10074, have been carried out in accordance with the terms and conditions of, and for the purposes as represented by, said Application-Declaration and the Order of the Securities and Exchange Commission (“Commission”) (HCAR No. 35-27600, dated November 12, 2002) with respect thereto.

1.       EXTERNAL FINANCING BY NATIONAL

a.	Common Stock

During the quarter ended September 30, 2005 (the “Quarter”), National issued the following shares of common stock through the following plans:

Name Of Plan	Number of Newly Issued Shares	Number of Shares Purchased in Open Market

Direct Stock Purchase and Dividend Reinvestment Plan	-0-	70,124

Tax Deferred Savings Plans (401(k))	-0-	93,416

Employee Stock Ownership Plan	-0-	8,038

1997 Award & Option Plan	548,286	-0-

1993 Award & Option Plan	159,466	-0-

1984 Stock Plan	-0-	-0-

1983 Incentive Stock Option Plan	-0-	-0-

Retainer Policy for Outside Directors	2,100	-0-

Total	709,852	171,578

Aggregate gross consideration received upon issuance of shares: $15,599,684.

Other than as set forth above, National did not issue or sell any common stock during the Quarter. National did not issue any common stock as consideration in connection with any acquisition during the Quarter.

During the Quarter, the Compensation Committee of the Board of Directors of National did not award any stock appreciation rights, stock options, restricted stock, performance units, performance shares or other common stock-based awards.

b.	Preferred Securities

National has no preferred securities outstanding.

c.       Long-term Debt

National did not issue any long-term debt during the Quarter.

d.	Stock Purchase Contracts and Stock Purchase Units

National did not issue any stock purchase contracts or stock purchase units during the Quarter.

e.	Short-term Debt

(1)	Short-term Notes

National issued short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the Quarter. The maximum amount of such notes outstanding at any time during the Quarter was $5,800,000.

(2)	Commercial Paper

National sold commercial paper during the Quarter through Merrill Lynch Money Markets, Inc., J.P. Morgan Securities Inc. and/or Goldman, Sachs & Co. The maximum amount of commercial paper outstanding at any time during the Quarter was $0.00.

(3)	Total Short-term Debt

The maximum aggregate amount of short-term debt securities of National outstanding at any time during the Quarter was $5,800,000.

2.	FINANCING SUBSIDIARIES AND SPECIAL PURPOSE SUBSIDIARIES

National did not organize any new Financing Subsidiaries or Special Purpose Subsidiaries during the Quarter. National’s Financing Subsidiaries and Special Purpose Subsidiaries are as follows:

	Seneca Player Corp.	3062782 Nova Scotia Co.	3062783 Nova Scotia Co.
Balance sheet account where investment and cost booked	fully consolidated into National	fully consolidated into National	fully consolidated into National
Form of organization	corporation	unlimited liability company	unlimited liability company
Percentage owned by National or a Nonutility Subsidiary	100%	100%	100%
Identification of other owners if not 100% owned	N/A	N/A	N/A
Purpose of investment in subsidiary	increase tax efficiencies	increase tax efficiencies	increase tax efficiencies

Securities authorized to be issued	1,000 shares of common stock	1,000,000 shares, in such classes, and with such rights and conditions, as directors may determine	1,000,000 shares, in such classes, and with such rights and conditions, as directors may determine

Information regarding National’s investments in these subsidiaries is filed confidentially pursuant to Rule 104(b).

3.	FINANCING BY SUBSIDIARIES

Distribution Corporation issued short-term debt securities through the system money pool (“Money Pool”) as set forth below under Section 4. The Nonutility Subsidiaries did not engage in financing transactions other than exempt transactions.

4.	MONEY POOL

During the Quarter, National coordinated the borrowing requirements of certain Subsidiaries through the money pool. For each participant in the Money Pool, the following table lists the maximum amount of borrowings through, and the maximum amount of investments made in, the Money Pool during the Quarter:

	Maximum Borrowings Through Money Pool ($)	Maximum Investments in Money Pool ($)
National	n/a	36,200,000
Distribution Corporation	142,300,000	0
Supply Corporation	30,200,000	0
Horizon Energy	n/a	143,500,000
Highland	31,800,000	0
Leidy	0	100,000
Data-Track	0	500,000
Seneca	0	78,000,000
Horizon LFG	39,900,000	0
NFR	3,600,000	30,900,000
Power	n/a	0

The annual interest rates applied to Money Pool borrowings and investments during the Quarter are set forth in Exhibit 1 hereto, which is incorporated herein by reference.

5.	GUARANTEES

During the Quarter, National renewed one guarantee at an increased amount of $8,000,000 on behalf of NFR. National also renewed two letters of credit, each with respect to the obligations of Distribution Corporation and Supply Corporation, in the amounts of $7,335,110 and $2,700,000

The maximum amount of guarantees and credit support that National had outstanding on behalf of its Subsidiaries at any time during the Quarter was $610,077,466. The guarantees and credit support relate primarily to: (i) obligations under derivative financial instruments, which are included on the consolidated balance sheet in accordance with Statement of Financial Accounting Standards No. 133; (ii) NFR obligations to purchase gas or to purchase gas transportation/storage services where the amounts due on those obligations each month are included on National’s consolidated balance sheet as a current liability; and (iii) other obligations which are reflected on National’s consolidated balance sheet. National believes that the likelihood it would be required to make payments under the guarantees is remote.

6.	HEDGING TRANSACTIONS

During the Quarter, National did not enter into any Interest Rate Hedges or Anticipatory Hedges.

7.	CHANGES IN CAPITAL STRUCTURE OF MAJORITY-OWNED NONUTILITY SUBSIDIARIES

None.

8.	NONUTILITY SUBSIDIARY REORGANIZATIONS

None.

9.	OTHER ITEMS

National filed a Form U-6B-2 on August 29, 2005.

National’s consolidated balance sheet as of September 30, 2005 will be included in National’s Form 10-K for the fiscal year ended September 30, 2005 and is incorporated herein by reference.

Distribution Corporation’s balance sheet as of September 30, 2005 is set forth in Exhibit 2 hereto, which is incorporated herein by reference and filed confidentially pursuant to Rule 104(b).

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By:       /s/ P. C. Ackerman

P. C. Ackerman
Chairman, President & CEO

NATIONAL FUEL GAS DISTRIBUTION

CORPORATION

By:       /s/ D. J. Seeley

D. J. Seeley
President

NATIONAL FUEL GAS SUPPLY CORPORATION

By:       /s/ D. F. Smith

D. F. Smith
President

HORIZON ENERGY DEVELOPMENT, INC.

By:       /s/ P. C. Ackerman

P. C. Ackerman
President

HIGHLAND FOREST RESOURCES, INC.

By:       /s/ J. A. Beck

J. A. Beck
President

LEIDY HUB, INC.

By:       /s/ P. C. Ackerman

P. C. Ackerman
Chairman

DATA-TRACK ACCOUNT SERVICES, INC.

By:       /s/ P. C. Ackerman

P. C. Ackerman
President

SENECA RESOURCES CORPORATION

By:       /s/ J. A Beck

J. A. Beck
President

HORIZON LFG, INC.

By:       /s/ D. A. Wassum

D. A. Wassum
Assistant Vice President

NATIONAL FUEL RESOURCES, INC.

By:       /s/ D. L. DeCarolis

D. L. DeCarolis
President and Secretary

HORIZON POWER, INC.

By:       /s/ D. A. Wassum

D. A. Wassum
Assistant Vice President

Dated: November 28, 2005

EXHIBIT 1

Money Pool Interest Rates

The interest rate applied to Money Pool borrowings is the same for all participants that borrow through the Money Pool. The interest rate applied to Money Pool investments is the same for all participants that invest in the Money Pool.

Money Pool Daily Interest Rates

	Interest Rate	Interest Rate
Date	Applied to	Applied to
	Borrowings	Investments

7/1/2005	3.60%	3.60%
7/2/2005	3.60%	3.60%
7/3/2005	3.60%	3.60%
7/4/2005	3.60%	3.60%
7/5/2005	3.60%	3.60%
7/6/2005	3.32%	3.32%
7/7/2005	3.32%	3.32%
7/8/2005	3.37%	3.37%
7/9/2005	3.37%	3.37%
7/10/2005	3.37%	3.37%
7/11/2005	3.39%	3.39%
7/12/2005	3.30%	3.30%
7/13/2005	3.30%	3.30%
7/14/2005	3.33%	3.33%
7/15/2005	3.42%	3.42%
7/16/2005	3.42%	3.42%
7/17/2005	3.42%	3.42%
7/18/2005	3.37%	3.37%
7/19/2005	3.37%	3.37%
7/20/2005	3.37%	3.37%
7/21/2005	3.37%	3.37%
7/22/2005	3.39%	3.39%
7/23/2005	3.39%	3.39%
7/24/2005	3.39%	3.39%
7/25/2005	3.40%	3.40%
7/26/2005	3.40%	3.40%
7/27/2005	3.40%	3.40%
7/28/2005	3.43%	3.43%
7/29/2005	3.43%	3.43%
7/30/2005	3.43%	3.43%
7/31/2005	3.43%	3.43%

Money Pool Daily Interest Rates

	Interest Rate	Interest Rate
Date	Applied to	Applied to
	Borrowings	Investments

8/1/2005	3.43%	3.43%
8/2/2005	3.48%	3.48%
8/3/2005	3.48%	3.48%
8/4/2005	3.48%	3.48%
8/5/2005	3.48%	3.48%
8/6/2005	3.48%	3.48%
8/7/2005	3.48%	3.48%
8/8/2005	3.52%	3.52%
8/9/2005	3.52%	3.52%
8/10/2005	3.52%	3.52%
8/11/2005	3.53%	3.53%
8/12/2005	3.53%	3.53%
8/13/2005	3.53%	3.53%
8/14/2005	3.53%	3.53%
8/15/2005	3.50%	3.50%
8/16/2005	3.50%	3.50%
8/17/2005	3.50%	3.50%
8/18/2005	3.50%	3.50%
8/19/2005	3.50%	3.50%
8/20/2005	3.50%	3.50%
8/21/2005	3.50%	3.50%
8/22/2005	3.56%	3.56%
8/23/2005	3.55%	3.55%
8/24/2005	3.55%	3.55%
8/25/2005	3.55%	3.55%
8/26/2005	3.60%	3.60%
8/27/2005	3.60%	3.60%
8/28/2005	3.60%	3.60%
8/29/2005	3.60%	3.60%
8/30/2005	3.60%	3.60%
8/31/2005	3.61%	3.61%

Money Pool Daily Interest Rates

	Interest Rate	Interest Rate
Date	Applied to	Applied to
	Borrowings	Investments

9/1/2005	3.64%	3.64%
9/2/2005	3.64%	3.64%
9/3/2005	3.64%	3.64%
9/4/2005	3.64%	3.64%
9/5/2005	3.64%	3.64%
9/6/2005	3.64%	3.64%
9/7/2005	3.63%	3.63%
9/8/2005	3.63%	3.63%
9/9/2005	3.62%	3.62%
9/10/2005	3.62%	3.62%
9/11/2005	3.62%	3.62%
9/12/2005	3.65%	3.65%
9/13/2005	3.65%	3.65%
9/14/2005	3.65%	3.65%
9/15/2005	3.70%	3.70%
9/16/2005	3.70%	3.70%
9/17/2005	3.70%	3.70%
9/18/2005	3.70%	3.70%
9/19/2005	3.73%	3.73%
9/20/2005	3.75%	3.75%
9/21/2005	3.75%	3.75%
9/22/2005	3.74%	3.74%
9/23/2005	3.74%	3.74%
9/24/2005	3.74%	3.74%
9/25/2005	3.74%	3.74%
9/26/2005	3.75%	3.75%
9/27/2005	3.78%	3.78%
9/28/2005	3.77%	3.77%
9/29/2005	3.77%	3.77%
9/30/2005	3.80%	3.80%